Filed by Lucent Technologies
Pursuant to Rule 425 under the Securities Act of 1933

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY LUCENT ON MAY 24, 2004

News Release

Bill Price	Jim Lane
Lucent Technologies	Telica
908-582-4820 (office)	508-804-8106 (office)
800-759-8888, pin 2584777	jlane@Telica.com
williamprice@lucent.com

Dick Muldoon
Lucent Technologies
908-582-1616 (office)
908-930-9391 (cell/pager)
rpmuldoon@lucent.com

LUCENT TECHNOLOGIES TO ACQUIRE TELICA, A PROVIDER OF
NEXT-GENERATION VOIP SYSTEMS FOR SERVICE PROVIDERS

FOR IMMEDIATE RELEASE: MONDAY, May 24, 2004

     MURRAY HILL, N.J. – Lucent Technologies (NYSE: LU) today said it had agreed to acquire Telica, a provider of voice over Internet protocol (VoIP) communications systems for next-generation networks. Telica significantly strengthens Lucent’s Accelerate™ portfolio for large-scale VoIP networks that deliver multimedia voice, video and data services to enterprises and consumers. The acquisition of Telica will enhance Lucent’s ability to bridge next-generation and legacy networks for its wireline and wireless customers.

     Lucent will acquire Telica, a privately held company in Marlboro, Mass., for approximately $295 million in stock and options, plus additional employee-related cash payments. Under the terms, Lucent will exchange 92.7 million shares of common stock and options for all of Telica’s equity. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during Lucent’s fourth fiscal quarter of 2004. The purchase may result in a one-time charge against earnings for in-process research and development, which would be taken in the quarter in which the acquisition is completed. Lucent also expects that the acquisition could be dilutive to fiscal 2005 earnings by approximately 1 to 2 cents per share and neutral to slightly accretive in fiscal 2006.

     “Lucent is committed to providing our customers with best-in-class VoIP networking solutions that will help them introduce new IP services and capture new revenue from their networks,” said Janet Davidson, president of Lucent Technologies’ Integrated Network Solutions (INS) business. “Adding Telica to our team will strengthen our Accelerate portfolio and enable us to address a much wider range of network build-outs with the features, reliability and value our customers want.

     “Telica has a proven VoIP portfolio and has already sold its systems to more than 50 customers in a wide range of applications and networks,” said Davidson. “Their products give us a more complete, highly scalable VoIP solution and a flexible, open architecture to respond to the many different approaches our customers are taking with the evolution of their networks.”

     “In joining Lucent, we become part of a world-class networking leader with deep knowledge and relationships in the service provider industry,” said Telica founder and CEO John St. Amand. “I am proud of what Telica has accomplished to this point, deploying more than 3 million ports and supporting about 4 billion minutes of use per month on our PLUS systems. As part of Lucent, we will be able to combine our strengths and our industry leading products with Lucent’s broad portfolio of products, services and technology to become the leading provider of VoIP solutions to service providers throughout the world.”

     “We have been focused on strengthening our business in a number of areas where we see the potential for market growth, including VoIP, metro optical, broadband access and mobile high-speed data,” said Bill O’Shea, Lucent’s executive vice president of Corporate Strategy and Business Development. “With market conditions stabilizing, we felt the time was right to make this strategic acquisition to complement our internal development at Bell Labs. Telica is a great match in the VoIP space with its advanced, flexible architecture and its ability to serve wireline and wireless customer needs with a single solution.”

     Marketed under the PLUS brand name, Telica products include the award-winning Telica Plexus 9000 Media Gateway, PLUS Signaling Gateway, and PLUS Media Gateway Controller. These products will be marketed and sold as part of Lucent's AccelerateTM portfolio, which was announced last November. Accelerate solutions help service providers deliver IP-based voice, data and multimedia services, such as streaming video, to their subscribers over wireless and wireline networks.

     Telica has about 250 employees worldwide, with the vast majority at its headquarters in Massachusetts. John St. Amand will remain with Lucent and oversee Telica as it becomes part of Lucent’s INS business.

     Lucent and Telica will be hosting a conference call to discuss this acquisition today at 8:30 a.m. ET. The call will also be broadcast live over the Internet at http://www.lucent.com/investor/conference/webcast040524.html. It will be maintained on the site for replay through Tuesday, June 1, 2004.

About Telica

     Telica’s VoIP switching solutions bridge next-generation and legacy networks for wireline and wireless carriers. With a highly affordable cost per port, Telica’s scalable PLUS second-generation softswitches and gateways deliver significantly more calling capacity than legacy circuit switches or first-generation softswitches. Telica’s open, standards-based products and network management systems allow carriers to deliver a wide range of wireless, Class 5, and long-distance Class 4 services, from both VoIP and PSTN/circuit-switched networks. Telica switches reliably carry an estimated 4 billion minutes per month. For more information, visit www.Telica.com.

About Lucent Technologies

     Lucent Technologies designs and delivers the systems, services and software that drive next-generation communications networks. Backed by Bell Labs research and development, Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent’s customer base includes communications service providers, governments and enterprises worldwide. For more information on Lucent Technologies, which has headquarters in Murray Hill, N.J., USA, visit www.lucent.com.

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This news release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the acquisition, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include obtaining regulatory approval, price and product competition, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate the acquired company, timely completion of the acquisition, control of costs and expenses, general industry and market conditions, growth rates and general domestic and international economic conditions, including

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interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the Securities and Exchange Commission, including Lucent’s most recent annual report on Form 10-K for the fiscal year September 30, 2003, Lucent’s quarterly reports on Form 10-Q and Lucent’s current reports on Form 8-K. Lucent disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the registration statement, the prospectus and other information Lucent expects to file with the SEC regarding this transaction when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the other documents filed by Lucent at the SEC’s web site at www.sec.gov. The registration statement, prospectus and such other documents may also be obtained from Lucent by directing your request to Lucent Technologies, Attn: Secretary’s Department, 600 Mountain Ave, Murray Hill NJ, 07974.